RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

October 13, 2016

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:        Mara L. Ransom, Assistant Director of Consumer Products

Daniel Porco

Re:      HyGen Industries, Inc.

Pre-Qualification Amendment Number Five to the

            Offering Statement on Form 1-A

            Filed January 25, 2016

            File No. 024-10518

Dear Commission:

We respectfully withdraw our request, submitted by letter dated September 29, 2016,  that the Securities and Exchange Commission qualify the above referenced Offering Statement at 1:00 PM Eastern Time on Monday, October 17, 2016.

Very Truly Yours,

Mark J. Richardson

cc:        Richard Capua, President

            Paul Dillon, Chief Financial Officer

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004